Exhibit (a)(5)(E)

HERBALIFE ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

LOS ANGELES, CA (October 11, 2017) – Herbalife Ltd. (NYSE: HLF) (“Herbalife” or “Company”), today announced the final results of its “modified Dutch auction” tender offer, which expired at 5:00 P.M., New York City time, on Thursday, October 5, 2017, to purchase for cash up to an aggregate of $600 million of the Company’s common shares at a per share price not less than $60.00 nor greater than $68.00, plus a non-transferable contractual contingent value right (“CVR”) for each share tendered, allowing participants in the tender offer to receive a contingent cash payment should Herbalife be acquired in a going-private transaction within two years of the commencement of the tender offer.

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer (“Depositary”), a total of 6,732,300 common shares of the Company were properly tendered and not properly withdrawn at or below the final cash purchase price of $68.00 per share.

Accordingly, the Company accepted for purchase 6,732,300 common shares of the Company at a cash purchase price of $68.00 plus a CVR per share, for a total cash cost of approximately $457.8 million, excluding fees and expenses relating to the tender offer. These common shares represent approximately 7.2% of the Company’s total outstanding shares as of October 9, 2017.

Because the aggregate cash purchase price of the total number of common shares of the Company properly tendered and not properly withdrawn at or below the final cash purchase price of $68.00 plus a CVR per share was less than $600 million, all of the shares properly tendered and not properly withdrawn were accepted for purchase.

The Depositary will promptly pay for the shares accepted for purchase. In addition, the Company has entered into the CVR agreement with the Depositary, acting as the CVR agent.

The Company expects to cancel all of the shares purchased pursuant to the tender offer on October 16, 2017. After giving effect to the purchase and cancellation of the shares, the Company will have approximately 87.2 million outstanding shares.

The Company funded the share purchases in the tender offer from the proceeds from the $1,300.0 million term loan under its $1,450.0 million senior secured credit facility entered into on February 15, 2017.

The Company’s tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated August 21, 2017 and as amended September 18, 2017, October 2, 2017, October 4, 2017, and October 6, 2017.

About Herbalife Ltd.

Herbalife Nutrition is a global nutrition company whose purpose is to make the world healthier and happier. The Company has been on a mission for nutrition—changing people’s lives with great nutrition products & programs—since 1980. Together with its Herbalife Nutrition independent distributors, the Company is committed to providing solutions to the worldwide problems of poor nutrition and obesity, an aging population, sky-rocketing public healthcare costs and a rise in entrepreneurs of all ages. The Company offers high-quality, science-backed products, most of which are produced in Company-operated facilities, one-on-one coaching with an Herbalife Nutrition independent distributor, and a supportive community approach that inspires customers to embrace a healthier, more active lifestyle.

The Company’s targeted nutrition, weight-management, energy and fitness and personal care products are available exclusively to and through dedicated Herbalife Nutrition distributors in more than 90 countries.

Through its corporate social responsibility efforts, Herbalife Nutrition supports the Herbalife Family Foundation (HFF) and its Casa Herbalife programs to help bring good nutrition to children in need. The Company is also proud to sponsor more than 190 world-class athletes, teams and events around the globe, including Cristiano Ronaldo, the LA Galaxy, and numerous Olympic teams.

The Company has over 8,000 employees worldwide, and its shares are traded on the New York Stock Exchange (NYSE: HLF) with net sales of approximately $4.5 billion in 2016. To learn more, visit Herbalife.com or IAmHerbalife.com.

The Company also encourages investors to visit its investor relations website at ir.herbalife.com as financial and other information is updated and new information is posted.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements include, but are not limited to, statements regarding the anticipated effects of the consummation of the tender offer described herein, the timing and cancellation of the Company’s shares purchased pursuant to the tender offer, and its expectations, hopes or intentions regarding the future. Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” and any other similar words. Although the Company believes that the expectations reflected in any of its forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of the Company’s forward-looking statements. The Company’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed or incorporated by reference in its filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release. No assurances can be given that the Company will engage in any discussions or negotiations with any party regarding a possible “going private” transaction or that any “going private” transaction with respect to the Company will be consummated. The Company expressly disclaims any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this press release, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events, except to the extent required by applicable securities laws. All forward-looking statements are qualified in their entirety by reference to the factors discussed above and under “Risk Factors” set forth in Part I Item 1A and elsewhere of the Company’s Annual Report on Form 10-K, filed with the SEC on February 23, 2017, and in Part I Item 4 and elsewhere in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 1, 2017, and the Form 8-K filed on October 2, 2017, as well as the risks and uncertainties discussed in the Company’s other filings with the SEC, including risks resulting from a decrease in the public float of the shares which may result in less liquidity and trading volume of the shares after the consummation of the tender offer described herein and could result in an increase in price volatility. The Company qualifies all of its forward-looking statements by these cautionary statements. The Company cautions you that these risks are not exhaustive. The Company operates in a continually changing business environment and new risks emerge from time to time.

Herbalife Nutrition

Media: Jennifer Butler

213-745-0420

jenb@herbalife.com

Investor Relations: Eric Monroe

213-745-0449

ericm@herbalife.com

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